United States securities and exchange commission logo





                              February 8, 2024

       William Ralston
       Chief Executive Officer
       SinglePoint Inc.
       3104 E Camelback Rd #2137
       Phoenix, AZ 85016

                                                        Re: SinglePoint Inc.
                                                            Post-Effective
Amendment No.1 to Registration Statement on Form S-1
                                                            Filed January 24,
2024
                                                            File No. 333-269516

       Dear William Ralston:

                                                        We have reviewed your
post-effective amendment and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No.1 to Registration Statement on Form S-1, Filed January 24, 2024

       General

   1. It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously
filed and future filings of Exchange Act reports. Because you have not yet filed your Form
10-K for your most recently completed fiscal year, December 31,
                                                        2023, it appears that
you have not satisfied the requirements of paragraph C of that instruction. Please
either file your Form 10-K, including the information required by Part
                                                        III, or revise your
filing to include all disclosures required by Form S-1.
 William Ralston
FirstName
SinglePointLastNameWilliam  Ralston
            Inc.
Comapany8,NameSinglePoint
February    2024           Inc.
February
Page 2 8, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Steven Older